August 27, 2014

Larry Spirgel

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: Cyalume Technologies Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2013

Filed April 15, 2014

Definitive Proxy Statement

Filed April 30, 2014

File No. 000-52247

Dear Mr. Spirgel:

Below please find the responses of Cyalume Technologies Holdings, Inc. to the comment letter received August 26, 2014.

COMMENT

Item 15. Exhibits, Financial Statement Schedules, page 26

1.	We note that your contract with LC Industries (“LCI”), initially entered into June 1, 2004, and renewed for a five-year term in 2009, continues to represent a significant percentage of your total revenues, approximately 23% in 2013. A contract in which you substantially depend upon is not considered an ordinary course agreement. Refer to Item 601(b)(10)(ii)(B). We note you filed the contract as Exhibit 10.21 on your Form 10-K for the fiscal year ended December 31, 2009. Please tell us why this contract is not filed herein or incorporated by reference. Alternatively, please file or incorporate by reference this agreement with your next Form 10-Q.

RESPONSE

Item 15. Exhibits, Financial Statement Schedules, page 26

1.	The Company acknowledges the Staff’s comment and will file or incorporate by reference this agreement with the Company’s next Form 10-Q.

910 SE 17th Street, Suite 300 Fort Lauderdale, FL 33316 Tel: 413-858-2500 Fax: 954-462-3778

COMMENT

Definitive Proxy Statement, Executive Compensation, Page 11

2.	It appears that the cash bonuses paid to your named executive officers are based upon achievement of “certain performance targets.” If your bonuses are based upon the achievement of certain predetermined annual performance targets over a specified period of time, these payments should be reported under the non-equity incentive plan compensation column. Refer to Compliance Disclosure & Interpretation Question 119.02 of Regulation S-K, available at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. Please confirm that Mr. Bielonko’s bonus for 2013 is properly reported under the bonus column or report any future payments under the non-equity incentive plan compensation column with appropriate accompanying narrative disclosure explaining the performance targets considered in determining achievement. Refer to Item 402(o)(5) of Regulation S-K.

RESPONSE

Definitive Proxy Statement, Executive Compensation, Page 11

2.	The Company confirms that the cash bonus paid to Mr. Bielonko for 2013 is properly reported under the bonus column, in that it was not based upon the achievement of predetermined performance targets.

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael Bielonko

Michael Bielonko

Chief Financial Officer

910 SE 17th Street, Suite 300 Fort Lauderdale, FL 33316 Tel: 413-858-2500 Fax: 954-462-3778